SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Changes in the Number of Shares Owned by

Employee Stock Ownership Association

We hereby inform you that the Number of Shares of KT Corporation (NYSE symbol: KTC) owned by KT Corporation Employee Stock Ownership Association have changed. Details are as follows:

Reporting Date		Reporting entity	Ownership ratio of stocks and others		Ownership ratio of stock certificates
			Number of stocks and others (Shares)	Ratio (%)	Number of shares (Shares)	Ratio (%)
Previous reporting date	March 7, 2008	KT Employee Stock Ownership Association	14,826,609	5.39	14,826,609	5.39
Current reporting date	October 17, 2008	KT Employee Stock Ownership Association	13,370,735	4.89	13,370,735	4.89
Change			-1,455,874	-0.5	-1,455,874	-0.5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 27, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director